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Sophia Hudson

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4762 tel 212 450 5800 fax sophia.hudson@davispolk.com

October 30, 2017

Re:	Fireman B.V.

Amendment No. 1 to Registration Statement on Form F-1

Filed October 26, 2017

File No. 333-220962

CONFIDENTIAL

Ms. Dorrie Yale

Ms. Erin Jaskot

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Dorrie Yale and Ms. Erin Jaskot,

On behalf of our client, Fireman B.V., a Dutch private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Amendment No. 1 to the Company’s Registration Statement on Form F-1 ( “Amendment No. 1”) contained in the Staff’s letter dated October 27, 2017 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is publicly filing a revised Registration Statement ( “Amendment No. 2”) together with this response letter. We are also sending, under separate cover, a copy of Amendment No. 2 (including exhibits) and three marked copies of each of Exhibits 5.1 and 8.1 to Amendment No. 2 showing the changes to such exhibits included with Amendment No. 1 publicly filed on October 26, 2017.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company and its counsel. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 2.

Ms. Dorrie Yale Ms. Erin Jaskot Division of Corporation Finance U.S. Securities and Exchange Commission	2	October 30, 2017

Amendment No. 1 to Registration Statement on Form F-1

Exhibits

1.	We acknowledge the revised Exhibit 5.1 opinion, your response to prior comment 1, and your confirmation that you will file an appropriately unqualified Exhibit 5.1 opinion as an exhibit to a post-effective amendment prior to the closing of the offering. However, based on the definition of “Option Shares,” “Offer Shares,” and “Shares” it continues to be unclear whether the opinion opines on shares of Fireman B.V. or shares of InflaRx N.V. Please file a revised opinion that clearly opines on the issuance of InflaRx N.V. common shares.

Response:	In response to the Staff’s comment, the Company has filed a revised executed copy of the Exhibit 5.1 opinion with Amendment No. 2 that clearly opines on the issuance of InflaRx N.V.’s common shares.

2.	We acknowledge the revised opinions in response to prior comment 3. However, we note that both Exhibit 5.1 and Exhibit 8.1 include language that the communication is “confidential” and that your counsel’s general terms and conditions apply to third parties relying on your counsel’s statements, including a limitation of liability clause. Please remove such language or clarify that this paragraph does not apply to the investors in the offering.

Response:	In response to the Staff’s comment, the Company has filed revised executed copies of the Exhibit 5.1 opinion and the Exhibit 8.1 opinion with Amendment No. 2 to remove the “confidential” references and references to such counsel’s general terms and conditions applying to third parties relying on such counsel’s statements.

Ms. Dorrie Yale Ms. Erin Jaskot Division of Corporation Finance U.S. Securities and Exchange Commission	3	October 30, 2017

Please do not hesitate to contact me at (212) 450-4762, (212) 450-5800 (fax) or sophia.hudson@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ Sophia Hudson

Sophia Hudson

cc:	Via E-mail

Niels Riedemann, Chief Executive Officer

Arnd Christ, Chief Financial Officer

Fireman B.V.